  Exhibit 99.1

Prophecy Outlines Mining Permit and Proposed Construction Schedule at Gibellini Vanadium Project in Nevada

Vancouver, British Columbia, May 1, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that the Company has received guidance regarding expected permitting timelines following Prophecy meeting with regulators in late April 2019.

The Company estimates Q1 2020 as the target date for publication of the Notice of Intent (“NOI”) to prepare an Environment Impact Statement (“EIS”) in the Federal Register. Upon publication of the NOI the review process is mandated to be completed within a 12-month period under the US Department of the Interior’s Secretarial Order No. 3355.

Based on this guidance, an EIS Record of Decision (“ROD”) would be expected no later than Q1 2021. Upon receipt of a positive ROD and issuance of Nevada State permits, Prophecy plans to start mine construction in 2021 and begin vanadium production by Q4 2022. The Company will be seeking project financing in the interim of this process.

With the above schedule Gibellini would become the first primary vanadium mine in the US within a period of three-and-a-half years.

Mike Doolin, Prophecy’s COO and interim CEO states: “Selection process is underway for a qualified third party EIS contractor who will develop the EIS document and conduct the required environmental impact analysis for the Gibellini Project. In conjunction, M3 Engineering of Tucson AZ is working to complete the engineering designs as part of overall Engineering Procurement Construction Management (EPCM).”

Visit www.prophecydev.com to learn about Gibellini project economics.

Qualified Persons and QA/QC

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com

www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of both [raw material?] and metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.